LAW OFFICES
THOMPSON, WELCH, SOROKO & GILBERT LLP
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA 94903
(415) 448-5000
FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

November 23, 2015

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	OncoCyte Corporation
Form 10-12G
File No. 000-55525

Dear Ms. Hayes:

This letter is being submitted on behalf of OncoCyte Corporation in response to your letter dated November 5, 2015 regarding the Form 10-12G filing (000-55525) filed on October 7, 2015 and in connection with the filing of a new Form 10 under Section 12(b) that includes additional information in response to your comments. In addition to addressing comments from the staff, the new Form 10 includes updated information about OncoCyte and its management, interim financial statements and related financial information, including Management’s Discussion and Analysis, for the three and nine months ended September 30, 2015.

Comment 1

General

Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should consider withdrawing the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments. Please note, we will continue to review your filing until all of our comments have been addressed.

Securities and Exchange Commission
November 23, 2015

RESPONSE: OncoCyte has determined to seek to list its common stock on the NYSE MKT. Accordingly, it has filed a new Form 10 to register its common stock under Exchange Act Section 12(b), and has filed a request to withdraw the Form 10 filed under Section 12(g)(1). The new Form 10 includes the disclosures referenced in this letter responding to the staff’s comments, as well as updated interim financial statements for the three and nine months ended September 30, 2015.

Comment 2

Industry and Market Data, page 2

You state certain industry and market data contained in this information statement has not been “independently verified” and “you make no representation as to the accuracy of such information.” Under the federal securities laws, you are responsible for all information contained within your information statement and you should not include language that suggests otherwise. Please delete these statements.

RESPONSE: Please see the revised disclosure on page 3.

Comment 3

Information Statement Summary
Additional Information, page 4

We note your disclosure that you are an emerging growth company. Please provide a brief description of the various exemptions available to you as an emerging growth company.

RESPONSE: Please see the disclosure added on page 5.

Comment 4

Summary of Distribution
Management of OncoCyte, page 6

You state that one of the reasons for the distribution is to permit the management team of each company to focus on its own strategic and operational priorities. We also note your disclosure here that “OncoCyte will have its own executive officers, some of whom will continue to serve as executive officers of BioTime” (emphasis added). Please explain how this is consistent with the objectives of the spin-off.

RESPONSE: OncoCyte and BioTime presently share the same Chief Financial Officer. However, OncoCyte and BioTime each have their own Chief Executive Officers and Vice Presidents who are responsible for managing the operations of each company. We have revised the disclosure on page 7 to clarify this point.

Securities and Exchange Commission
November 23, 2015

Comment 5

Amendment or Cancellation of the Distribution, page 6

Please disclose what notification, if any, you will provide to stockholders should the board of directors terminate the distribution, change the Distribution Date, change the record date, or amend or modify the terms.

RESPONSE: If BioTime determines to terminate the Distribution, changes the Distribution Date, or the record date, or amends or modifies the terms of the Distribution, BioTime and OncoCyte will each issue a press release and file a Current Report on Form 8-K disclosing the applicable change. OncoCyte would also provide a supplement to the Information Statement to reflect any material changes. Disclosure to such effect has been added on pages 7 and 30 of the Information Statement.

Comment 6

Risks Related to Our Business Operation
If we fail to meet our obligations under license agreements, we may…, page 13

We note your disclosure that your business will “depend on several critical technologies that we plan to license from third parties.” Please expand your disclosure to provide additional information regarding these technologies and describe your plans to obtain these technologies with more specificity. Please also add a risk factor describing the risks to your business if you do not obtain any one of these “critical” technologies.

RESPONSE: OncoCyte has added clarification to this risk factor to specifically refer to a license from The Wistar Institute for certain patent rights that may be used in OncoCyte’s lung cancer test.

Comment 7

Manner of Effecting the Distribution, page 28

We note that for OncoCyte common stock that cannot be lawfully distributed to BioTime shareholders residing in certain states or foreign countries, “the distribution agent will sell those OncoCyte shares in the open market at prevailing prices and distribute the aggregate cash proceeds of the sales . . . pro rata to each holder of BioTime common shares who resides in the Excluded Jurisdictions.” Please advise us as to how and when you intend to register the distribution and sale of such shares by OncoCyte. Alternatively, if you believe there is a valid exemption from the Securities Act of 1933, please provide a reasonably detailed analysis of how this exemption applies to your facts and circumstances.

Securities and Exchange Commission
November 23, 2015

Additionally, please tell us how you have determined that the distribution is pro rata, despite your plans to make in lieu of cash payments to BioTime shareholders residing in certain states of foreign countries.

RESPONSE:  The need to resolve distributions to shareholders in excluded jurisdictions and the sale of fractional shares arises in every spin-off. Staff Legal Bulletin No. 4 dated September 16, 1997 (“SLB4”) was issued to resolve whether a distribution of subsidiary shares may be conducted without registration under the Securities Act of 1933, as amended (the “Securities Act”). However, eligibility to deliver shares to residents of a particular jurisdiction may be dependent upon the securities administrator of that jurisdiction exercising discretion to permit the distribution to the residents of the jurisdiction, whether or not the distribution is registered under the Securities Act. The considerations and policies underlying the long history of no action letters that culminated with SLB4 were not conditioned on securities administrators of state or foreign jurisdictions exercising their discretion to permit the share distribution in their state or country. If SLB4 was so conditioned, a single securities administrator in a jurisdiction in which very few shares are held would be able to bar a company from conducting a spin-off transaction in all other states or jurisdictions in reliance on SLB4. If BioTime is prohibited by certain state or foreign laws from delivering OncoCyte shares to certain shareholders, would that mean that the distribution to shareholders who reside in other states and countries would not be allowed without registration under the Securities Act even though Securities Act registration would not change the outcome? Bear in mind that registration of the distribution under the Securities Act would not entitle BioTime to distribute OncoCyte shares in the excluded jurisdictions, and BioTime, out of necessity, would implement the same procedure of arranging for the sale of shares and distribution of cash pro rata to residents of the excluded jurisdictions.

By providing the cash value of the shares, BioTime is not attempting to freeze out any shareholders but instead is providing to shareholders who are residents of the excluded jurisdictions pro rata consideration with a value equal to the value of the shares they would otherwise have received. Those shareholders may, if they so choose and if permitted by local law, use that cash to purchase OncoCyte shares in the market on which the shares will trade. Accordingly, the sale of OncoCyte shares otherwise issuable to BioTime shareholders in excluded jurisdictions is part of a pro rata distribution.

We believe that the sale of the fractional shares and shares otherwise issuable to OncoCyte shareholders in excluded jurisdictions by an independent agent and otherwise in accordance with the guidance set forth in Staff Legal Bulletin No. 4 dated September 16, 1997 (“SLB4”) would be exempt from the registration requirements of the Securities Act. In this regard, the actions of the independent agent will constitute transactions by a person other than an issuer or underwriter, and therefore will be exempt transactions under Section 4(1) of the Securities Act. The independent agent will be acting on behalf of the OncoCyte shareholders in order to provide them with cash in lieu of the distribution of fractional shares and shares otherwise issuable to OncoCyte shareholders in excluded jurisdictions, and will be acting independently of OncoCyte and BioTime. The independent agent will affect the necessary sales on behalf of the OncoCyte shareholders at such times and in such manner as the independent agent deems appropriate, in its sole discretion, through broker-dealers selected solely by the independent agent, none of which broker-dealers will be affiliates of OncoCyte or BioTime. The independent agent will collect the proceeds from such sales and authorize the appropriate payments to the applicable OncoCyte shareholders. These actions by the independent agent will not be subject to the control of OncoCyte or BioTime. Based on the foregoing, it is our view that the sale of such shares by the independent agent to effect cash payments for fractional shares and shares otherwise issuable to OncoCyte shareholders in excluded jurisdictions will not constitute transactions by or for OncoCyte or BioTime, and, therefore, will constitute transactions by a person other than an issuer or underwriter.

Securities and Exchange Commission
November 23, 2015

Comment 8

Please disclose which states or foreign countries are Excluded Jurisdictions. If this has not yet been determined, please disclose when you will make such a determination and how shareholders will be notified if they reside in an Excluded Jurisdiction.

RESPONSE: OncoCyte has not yet determined which states or foreign countries will be Excluded Jurisdictions based on the company’s inability to register or qualify the Distribution under local law and the unavailability of an exemption from registration or qualification. If OncoCyte common stock is approved for listing on the NYSE MKT it will be exempt from registration in all states and there will be no excluded states. Once the Excluded Jurisdictions are determined, OncoCyte will disclose those jurisdictions in the Information Statement.

Comment 9

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

Regarding your assertion that you likely will need additional capital to finance your operations, disclose the anticipated timing and amount of capital you will need, and describe what that capital would be used for in more specificity than “to finance our operations.”

RESPONSE: Please see the disclosure added on page 39.

Comment 10

Business, page 40

We note disclosure in BioTime’s 10-K that OncoCyte is a party to a license agreement with Sanford-Burnham Medical Research Institute. Additionally, we note your description of these assets in footnote 3 to the financial statements. Please describe the material terms of this agreement and file the agreement as an exhibit to your Form 10-12G. Alternatively, if you believe the agreement is no longer material to your business, provide us with an analysis supporting your conclusion.

Securities and Exchange Commission
November 23, 2015

RESPONSE: OncoCyte does not consider the license from the Sanford-Burnham Medical Research Institute (“SBMRI”) to be a material agreement at this time. The SBMRI license was acquired in connection with BioTime’s acquisition of Cell Targeting, Inc. in 2011. The SBMRI license permits the use of certain patents pertaining to homing peptides for preclinical research investigations of cell therapy treatments, and to enhance cell therapy products for the treatment and prevention of disease and injury. That technology was part of OncoCyte’s cancer therapeutic strategy at the time. However, OncoCyte has subsequently shifted the focus of its product development and business plans to cancer diagnostic tests, to which the SBMRI patents do not pertain. As disclosed on page 4 of the Information Statement, OncoCyte may license out to third parties opportunities to develop cancer therapeutics, or may pursue product development opportunities itself, but it does not expect to expend a material portion of its resources on therapeutic product in the near term. Accordingly, the SBMRI license agreement was not discussed in the Information Statement and has not been filed as an exhibit.

Comment 11

Breast Cancer Diagnostic Tests, page 49

Please provide narrative disclosure explaining the graphic on page 49. As currently presented, it is not clear what the graphic is intended to represent.

RESPONSE: Please see the explanatory text added on page 48.

Comment 12

Sponsored Research Agreement with The Wistar Institute of Anatomy and Biology, page 54

Please describe your payment obligations under your SRA with Wistar and file the agreement as an exhibit or provide your analysis supporting your conclusion that it is not a required exhibit.

RESPONSE: The Sponsored Research Agreement, and two amendments, have been filed as exhibits 10.15, 10.16, and 10.18 to the Form 10. Certain terms, including amounts payable to Wistar have been redacted pursuant to a pending Application for Confidential Treatment (the “Application”), which has been amended to include Exhibit 10.18 which has been filed with the new Form 10. The reasons for withholding disclosure of that information are explained in the Application. We have not yet received comments from the staff with respect to the Application.

Comment 13

Patent and Trade Secrets, page 56

We note your disclosure regarding your patents and patent applications. Please clearly disclose:
•	whether the patents are owned or licensed from third parties;

Securities and Exchange Commission
November 23, 2015

•	applicable jurisdictions where patents are issued or where patent applications are pending;
•	type of patent protection such as composition of matter, use or process;
•	and expected expiration dates for your patents and patent applications in each of (1) the U.S. and (2) foreign jurisdictions, as a group.

RESPONSE: Please see the expanded disclosure concerning OncoCyte’s patents and patent applications appearing on pages 54-55.

Comment 14

Notes to Financial Statements
2. Summary of Significant Accounting Policies
Accounting for BioTime shares, page F-10

Please explain to us how ASC 805-50 precludes gain or loss recognition for your sales of BioTime shares. In this regard, the transaction does not appear to be covered by those listed in ASC850-50-15-6.

RESPONSE: ASC 805-50-15-6 provides what it refers to as “…’examples’ of those types of (common control) transactions” which implies that the list provided in the ASC is not intended to be all inclusive and other transactions can fit into this model depending on the facts and circumstances of the transaction.

In ASC 805, “control” has the same meaning as “controlling financial interest” in ASC 810-10-15-8, Consolidation Scope. A “controlling financial interest” is generally defined as ownership of a majority voting interest by one entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity.

Transactions between entities under common control should be carefully assessed based on the nature and substance of the transaction, including the relationship of the parties that are involved and the accounting treatment of the gains and losses that may result from those transactions. Those gains and losses may not be substantive or reflect the true economics of the transaction had the parties not been related and the transactions not controlled. So, the key issue is whether it is appropriate to classify realized gains and losses generated by a controlled subsidiary selling its parent company contributed shares, a transaction OncoCyte believes to be between entities under common control, as an equity transaction in the standalone financial statements of the subsidiary. OncoCyte believes equity classification is the most appropriate classification in this instance because it represents the substance and true economics of the transaction. Therefore, classifying such controlled gains and losses in earnings in the statement of operations is not appropriate and may be both arbitrary and misleading to users of the financial statements.

Securities and Exchange Commission
November 23, 2015

BioTime is the parent of OncoCyte and owns approximately 75% of the common stock of OncoCyte and therefore BioTime has a controlling financial interest in OncoCyte and also has management control based on the fact that a majority of the members of the Board of Directors of OncoCyte are officers or directors of BioTime or another BioTime subsidiary. BioTime and OncoCyte also share the same Chief Financial Officer.

BioTime consolidates the results and financial statements of OncoCyte under the controlling financial interest model. BioTime, from time to time, issues and contributes its own publicly traded common stock to its majority- or wholly- owned and controlled subsidiaries, including OncoCyte, as a capital contribution to the subsidiary. These contributed shares are held as available-for-sale securities to be sold by the subsidiary for its working capital purposes, as necessary. The BioTime shares that OncoCyte holds and sells were transferred to OncoCyte by BioTime in stock-for-stock exchanges through which BioTime contributed approximately 1.3 million shares of its common stock in exchange for 6.0 million shares of OncoCyte common stock.

Since inception, OncoCyte has financed its operations, in part, by the sale of the BioTime common shares OncoCyte holds as available-for-sale securities. Therefore, contribution of BioTime shares to OncoCyte, the resulting holding gains or losses of those shares, and the realized gains or losses generated from the sale of those shares by OncoCyte, are, by definition, transactions under common control and capital in nature.

BioTime can, and does, control both the timing and the number of its common shares it transfers to OncoCyte, and when OncoCyte can sell those shares. This fact is consistently disclosed in the Information Statement on Form 10, including in the “Risk Factors” section “Risks Related to Our Relationship with BioTime” on page 23. Ability to control the timing and number of shares transferred means the parent can also control the timing and amount of gains or losses realized on the sale of those shares by the subsidiary (OncoCyte) in its standalone financial statements. Those gains or losses, including the value of shares held, are eliminated by BioTime in its financial statements through consolidation of OncoCyte’s results. OncoCyte believes therefore that these controlled transactions are capital in nature and should be recorded by OncoCyte in equity, not earnings. To record these gains or losses in earnings in the statements of operations would be potentially misleading and lack economic substance.

OncoCyte believes that equity accounting treatment of the realized gains or losses on transactions that are both wholly as a result of contributed parent company shares to its subsidiary and, transactions that are, or can be, controlled by and between both entities is supported by, and a fundamental concept of U.S. generally accepted accounting principles, or GAAP, as further discussed below.

FASB’s Statement of Financial Accounting Concepts No. 6 (“CON6”), Elements of Financial Statements, states that “in a business enterprise the equity is the ownership interest and involves a relation between an enterprise and its owners as owners rather than as employees, suppliers, customers, lenders, or some other non-owner role” (CON6, paragraph 60) and, “a controlling interest or an ability to exercise significant influence over the operations of the enterprise may have more potential than other ownership interests to control or affect assets of the enterprise” (CON6, footnote 32). Furthermore, “the characteristics of gains and losses include gains and losses that result from entities' peripheral or incidental transactions and from other events and circumstances stemming from the environment that may be largely beyond the control (emphasis added) of individual entities and their managements. Thus, gains and losses are not all alike. There are several kinds, even in a single entity, and they may be described or classified in a variety of ways that are not necessarily mutually exclusive. Gains and losses may be described or classified according to their sources” (CON6, paragraph 84).

Securities and Exchange Commission
November 23, 2015

OncoCyte believes that the above GAAP concept directly supports OncoCyte’s treatment of gains and losses realized from the sale of BioTime shares as equity since those securities were contributed to OncoCyte by BioTime for which both the size and timing of the contribution and the subsequent sale of those shares is controlled by BioTime and OncoCyte. Therefore, OncoCyte’s gains and losses stemming from sale of BioTime shares do not result from entities' peripheral or incidental transactions and from other events that may be largely beyond the control of individual entities and their managements. In fact, in OncoCyte’s case, the opposite is true. The very asset being sold by OncoCyte that is generating the gain or loss is the BioTime shares, a transaction that, from its inception, is under the control of both entities and their respective managements, with ultimate control exerted by BioTime’s management. Accordingly, those gains and losses fundamentally do not possess the same characteristics of gains and losses described by CON6 and therefore cannot be afforded normal gain and loss treatment in the statement of operations and must be treated as equity. For example, the sale of parent shares contributed to a subsidiary is substantially different than the type of gain or loss that would be recognized in earnings if OncoCyte had hypothetically purchased and sold shares of another, unrelated publicly traded security, say Apple Inc. (NASDAQ: AAPL), with OncoCyte having no management influence over AAPL or AAPL’s operations and AAPL having no influence over OncoCyte or its operations. In this example, although the only control OncoCyte would have is on its own action or inaction to sell or not to sell the AAPL shares, it is fundamentally different than controlling the number of shares a parent chooses to contribute to its subsidiary for the subsidiary to then be able to control the size and timing of those gains or losses in its standalone financial statements. If all such controlled gains and losses were appropriate to include in earnings in the statement of operations, BioTime could, theoretically, whenever it wanted, simply continue to issue its shares to its subsidiaries and control the sale of those shares to arbitrarily and artificially create gains or losses in earnings of those subsidiary’s statements of operations, such gains and losses having little or no economic substance.

OncoCyte’s equity treatment of gains and losses on sale of BioTime shares is also indirectly supported by ASC 860-10-55-78, Transfers and Servicing, Implementation Guidance, Recognition of a Sale in Separate-Entity Financial Statements. This ASC indicates that a transfer of a financial asset between subsidiaries of a common parent would be accounted for as a sale in the transferring subsidiary’s separate-company financial statements if all the conditions of ASC 860-10-40-5, addressing the accounting for transfers of financial assets are met, and the transferee subsidiary is not consolidated into the separate-company financial statements of the transferring subsidiary. This guidance, although not exactly applicable to our situation since in OncoCyte’s case the transfer of the financial asset is from a parent to its subsidiary, still supports OncoCyte’s equity treatment of the gains and losses due to the fact that the transfer of the financial asset (the BioTime shares) is between BioTime (the parent and transferor) and OncoCyte (the subsidiary and the transferee) and OncoCyte is controlled by and consolidated into the financial statements of the transferor, BioTime. Such transfers of financial assets and realized gains and losses from the sale of those financial assets by OncoCyte are therefore capital in nature. Equity treatment is no different economically than if BioTime had sold its own shares in the market and contributed the cash to OncoCyte, no realized gains or losses would be generated. Equity treatment is also consistent with how the SEC staff views the sale of BioTime shares by its subsidiaries, requiring that the prospectuses for those sales state that the offering is deemed to be a direct offering by BioTime for which the subsidiary is acting as a statutory underwriter.

Securities and Exchange Commission
November 23, 2015

Based on the above discussion, OncoCyte believes that the facts and circumstances support equity treatment of realized gains and losses generated by a controlled subsidiary selling its parent company contributed shares as a transaction between entities under common control.

OncoCyte acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Form-10 filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

/s/Richard S. Soroko

Richard S. Soroko